UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*
PROS Holdings, Inc.
Common Stock
7436Y 103
12/31/10
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74346Y 103

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Ronald F. Woestemeyer and Mariette M. Woestemeyer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

4,803,243

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

4,803,243

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,803,043

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

18.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.
(a) Name of Issuer
PROS Holdings, Inc.
(b) Address of Issuer’s Principal Executive Offices
3100 Main Street, Suite 900, Houston, TX 77002
Item 2.
(a) Name of Person Filing
Ronald F. Woestemeyer and Mariette M. Woestemeyer
(b) Address of Principal Business Office or, if none, Residence
3100 Main Street, Suite 900, Houston, TX 77002
(c) Citizenship
United States of America
(d) Title of Class of Securities
Common Stock, par value $0.001 per share
(e) CUSIP Number
7436Y 103
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
4,803,243 shares, consisting of (i) 1,484,376 shares held of record by Ronald F. Woestemeyer and Mariette Woestemeyer, (ii) 647,238 shares held of record by Ronald Woestemeyer 2009 GRAT, of which Deutsche Bank Trust Company Delaware and Mr. Woestemeyer are the co-trustees, (iii) 651,729 shares held of record by Mariette Woestemeyer 2009 GRAT of which Deutsche Bank Trust Company Delaware and Mrs. Woestemeyer are the co-trustee, (iv) 1,000,000 shares held of record by The Woestemeyer 1999 Gift Trust, of which Deutsche Bank Trust Company Delaware is sole trustee (v) 476,002 shares held of record by MAROKA, LLC, of which Mr. and Mrs. Woestemeyer are the sole managers, (vi) 500,000 shares held of record by the Mariette Woestemeyer 2010 GRAT of which Deutsche Bank Trust Company Delaware is the sole trustee, (vii) 43,998 shares held of record by the Ronald and Mariette Woestemeyer 2007 IDGT of which Deutsche Bank Trust Company Delaware is the sole trustee, (viii) stock options held by Mrs. Woestemeyer to acquire 30,000 shares, which are immediately exercisable and (ix) 7,500 restricted stock units held by Mrs. Woestemeyer and vest in full on January 1, 2012. Mr. Woestemeyer disclaims beneficial ownership of the shares held of record by Mariette M. Woestemeyer 2009 GRAT, the Woestemeyer 1999 Gift Trust, the shares issuable upon the exercise of the stock options held by Mrs. Woestemeyer and the restricted stock units held by Mrs. Woestemeyer. Mrs. Woestemeyer disclaims beneficial ownership of the shares held of record by Ronald F. Woestemeyer 2009 GRAT and Woestemeyer 1999 Gift Trust.
(b) Percent of class:
18.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 4,803,243
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 4,803,243
(iv) Shared power to dispose or to direct the disposition of 0
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8. Identification and Classification of Members of the Group

Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
Not applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

/s/ Ronald F. Woestemeyer
Ronald F. Woestemeyer

/s/ Mariette M. Woestemeyer
Mariette M. Woestemeyer